UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 40)*

Boulder Growth & Income Fund, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

101507101
(CUSIP Number)

Stephen C. Miller, Esq.
2344 Spruce Street, Suite A
Boulder, Colorado  80302
(303) 444-5483
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 22, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of Kansas and now domiciled in Alaska.

Number of                                7.           Sole Voting Power                                           16,373,154
shares bene-
ficially                                  8.           Shared Voting Power                                                      0
owned by each
reporting                                9.           Sole Dispositive Power                                     16,373,154
person with:
10.           Shared Dispositive Power                                              0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,373,154

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 15.43%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of Kansas and now domiciled in Alaska.

Number of                                7.           Sole Voting Power                                           14,412,317
shares bene-
ficially                                  8.           Shared Voting Power                                                      0
owned by each
reporting                                9.           Sole Dispositive Power                                    14,412,317
person with:
10.           Shared Dispositive Power                                              0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,412,317

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 13.58%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of South Dakota and now domiciled in Alaska.

Number of                                7.           Sole Voting Power                                           5,472,675
shares bene-
ficially                                  8.           Shared Voting Power                                                      0
owned by each
reporting                                9.           Sole Dispositive Power                                      5,472,675
person with:
10.           Shared Dispositive Power                                             0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,472,675

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.16%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart West Indies Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of South Dakota and now domiciled in Alaska.

Number of                                7.           Sole Voting Power                                           1,130,866
shares bene-
ficially                                  8.           Shared Voting Power                                       5,472,675
owned by each
reporting                                9.           Sole Dispositive Power                                     1,130,866
person with:
10.           Shared Dispositive Power                               5,472,675

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,603,541

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.22%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of New York and now domiciled in Alaska.

Number of                                7.           Sole Voting Power                                           5,543,695
shares bene-
ficially                                  8.           Shared Voting Power                                                      0
owned by each
reporting                                9.           Sole Dispositive Power                                     5,543,695
person with:
10.           Shared Dispositive Power                                             0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,543,695

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.23%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of Kansas and now domiciled in Alaska.

Number of                                7.           Sole Voting Power                                           2,411,987
shares bene-
ficially                                  8.           Shared Voting Power                                                     0
owned by each
reporting                                9.           Sole Dispositive Power                                     2,411,987
person with:
10.           Shared Dispositive Power                                            0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,411,987

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.27%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Evergreen Atlantic, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Colorado

Number of                                7.           Sole Voting Power                                           0
shares bene-
ficially                                  8.           Shared Voting Power                                       0
owned by each
reporting                                9.           Sole Dispositive Power                                     0
person with:
10.           Shared Dispositive Power                              0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of                                7.           Sole Voting Power                                             39,560
shares bene-
ficially                                  8.           Shared Voting Power                                                     0
owned by each
reporting                                9.           Sole Dispositive Power                                           39,560
person with:
10.           Shared Dispositive Power                                           0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,560

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ellen O. Cooper Trust No. 1

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of                                7.           Sole Voting Power                                             3,425
shares bene-
ficially                                  8.           Shared Voting Power                                                    0
owned by each
reporting                                9.           Sole Dispositive Power                                           3,425
person with:
10.           Shared Dispositive Power                                           0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,425

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.003%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 101507101

7.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ellen O. Horejsi

8.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

9.	SEC Use Only

10.	Source of Funds (See Instructions) OO

11.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

12.	Citizenship or Place of Organization United States

Number of                                7.           Sole Voting Power                                              57,165
shares bene-
ficially                                  8.           Shared Voting Power                                                    3,425
owned by each
reporting                                9.           Sole Dispositive Power                                             57,165
person with:
10.           Shared Dispositive Power                                           3,425

15.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,590

16.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

17.	Percent of Class Represented by Amount in Row (11) 0.06%

18.	Type of Reporting Person (See Instructions) IN

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Alaska Trust Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of                                7.           Sole Voting Power                                              0
shares bene-
ficially                                  8.           Shared Voting Power                                       6,603,541
owned by each
reporting                                9.           Sole Dispositive Power                                             0
person with:
10.           Shared Dispositive Power                              6,603,541

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,603,541

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.22%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of                                7.           Sole Voting Power                                           0
Shares Bene-
ficially                                  8.           Shared Voting Power                                       0
Owned by Each
Reporting                                9.           Sole Dispositive Power                                    0
Person With
10.           Shared Dispositive Power                              0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 40 to Statement on Schedule 13D

This Amendment No. 40 further amends the statement on Schedule 13D, relating to the common stock, $0.01 par value per share (the "Shares"), of Boulder Growth & Income Fund, Inc., a Maryland corporation (the "Company").  Items 2, 3, 4, 5 and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the “Ernest Trust”), the Lola Brown Trust No. 1B (the “Lola Trust”), the Susan L. Ciciora Trust (the “Susan Trust”), the Stewart West Indies Trust (the “West Indies Trust”), the Mildred B. Horejsi Trust (the “Mildred Trust”), the Stewart R. Horejsi Trust No. 2 (the “SRH Trust”) (the foregoing trusts being the “Prior Reporting Trusts”), Evergreen Atlantic, L.L.C., Susan L. Ciciora and Ellen O. Horejsi (formerly, Ellen O. Cooper), each as the direct beneficial owner of Shares, and, by virtue of the relationships described previously in this statement, Alaska Trust Company (“ATC”) and Stewart R. Horejsi (collectively, the “Prior Reporting Persons”), are hereby amended as set forth below.

Item 2.                      Identity and Background.

No change except for the addition of the following:

(a)   This statement is filed by Ellen O. Horejsi (formerly, Ellen O. Cooper) and N. Royce Nelson as sole trustees (the “EOC Trustees”) of the Ellen O. Cooper Trust No. 1 (the “EOC Trust”). The EOC Trust together with the Prior Reporting Trusts are referred to herein as the “Trusts” and together with the EOC Trustees, and the Prior Reporting Persons are referred to herein as the “Reporting Persons.”

(b)  The principal business and principal office address of the EOC Trust is c/o Fund Administrative Services, LLC, 2121 E. Crawford Place, Salina, KS 67401.

(c)     None of the EOC Trust or EOC Trustees have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(d)   During the past five years, none of the EOC Trust or the EOC Trustees have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)    Ms. Horejsi and Mr. Nelson are each citizens of the United States.

In accordance with the provisions of the Special Instruction C to Schedule 13D, additional information regarding certain individuals related to the EOC Trust (collectively, the “Listed Persons”) as required by Item 2 of Schedule 13D, is provided on Schedule I attached hereto and is incorporated by reference herein.  To the knowledge of the EOC Trust, none of the persons listed on Schedule I have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

No change except for the addition of the following:

The Susan Trust and the West Indies Trust received the Shares reported in Item 5(c) pursuant to a dissolution and distribution of the assets of EALLC on December 22, 2015.  The EOC Trust received the Shares reported in Item 5(c) pursuant to a transfer in trust from Ms. Horejsi on November 3, 2015.

Item 4.                      Purpose of Transaction.

No change except for the addition of the following:

The Susan Trust and the West Indies Trust acquired the Shares reported in Item 5(c) pursuant to the dissolution of EALLC as described in Item 3 above.  The EOC Trust acquired the Shares reported in item 5(c) pursuant to the transfer in trust from Ms. Horejsi described in Item 3 above.

Depending upon their evaluation of the Company’s investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may act with the Reporting Persons (collectively referred to as the “Other Entities”) may from time to time purchase Shares, and any of the Reporting Persons or Other Entities may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchase or sale of the Shares may be in open market, in privately-negotiated transactions or otherwise.

Item 5.                      Interest in Securities of the Issuer.

No change except for the addition of the following:

(a) The beneficial ownership percentage of each Reporting Person is calculated based on 106,096,817 Shares outstanding as of November 30, 2015 (the “Outstanding Shares).”

1.	The Ernest Trust is the direct beneficial owner of 16,373,154 Shares, or approximately 15.43% of the Outstanding Shares.

2.	The Lola Trust is the direct beneficial owner of 14,412,317 Shares, or approximately 13.58% of the Outstanding Shares.

3.	The Susan Trust is the direct beneficial owner of 5,472,675 Shares, or approximately 5.16% of the Outstanding Shares.

4.	The West Indies Trust is the direct beneficial owner of 1,130,866 Shares, or approximately 1.07% of the Outstanding Shares.

5.	The Mildred Trust is the direct beneficial owner of 5,543,695 Shares, or approximately 5.23% of the Outstanding Shares.

6.	The SRH Trust is the direct beneficial owner of 2,411,987 Shares, or approximately 2.27% of the Outstanding Shares.

7.	EALLC is the direct beneficial owner of 0 Shares, or 0% of the Outstanding Shares.
8.	Susan L. Ciciora is the direct beneficial owner of 39,560 Shares, or approximately 0.04% of the Outstanding Shares.

9.	Ellen O. Horejsi (formerly, Ellen O. Cooper) is the direct beneficial owner of 57,165 Shares, or approximately 0.05% of the Outstanding Shares.

10.	The EOC Trust is the direct beneficial owner of 3,425 Shares, or approximately 0.003% of the Outstanding Shares.

11.
By virtue of the relationships reported in this statement, the West Indies Trust may be deemed to be the indirect beneficial owner of the 5,472,675 Shares indirectly beneficially held by ATC (which includes the Shares directly beneficially held by the Susan Trust), or approximately 5.16% of the Outstanding Shares.

12.
By virtue of the relationships reported in this statement, ATC may be deemed to be the indirect beneficial owner of the 6,603,541 Shares directly beneficially held by the Susan Trust and the West Indies Trust, or approximately 6.22% of the Outstanding Shares.

13.
By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the other Reporting Persons.  Mr. Horejsi disclaims all such beneficial ownership.

Except as specifically set forth above in connection with ATC (with respect to the Susan Trust and West Indies Trust) and the West Indies Trust (with respect to ATC and the Susan Trust), each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by the other Reporting Persons.

(b) Each of the Trusts named in paragraph (a) above and Ms. Horejsi have the power to vote and to direct the vote as well as power to dispose and to direct the disposition of their respective Shares.  By virtue of the relationships described in this statement, the West Indies Trust (with respect to ATC and the Susan Trust) and ATC (with respect to the Susan Trust and the West Indies Trust) may be deemed to share the indirect power to vote and to direct the vote as well as the indirect power to dispose and to direct the disposition of such Shares held by the respective Reporting Person as described above.

(c) As described in Item 3 above, on December 22, 2015, in connection with the dissolution and distribution of assets of EALLC, the Susan Trust and the West Indies Trust received 486,883 Shares and 586,019 Shares, respectively, representing all the Shares previously held by EALLC. EALLC dissolved effective December 31, 2015, and will cease to be a Reporting Person. Also, as described in Item 3 above, on November 3, 2015, in connection with transferring 3,425 Shares in trust by Ms. Horejsi, the EOC Trust received 3,425 Shares.  The information provided in Item 3 is hereby incorporated by reference into this Item 5(c).

(d) By virtue of the relationships described in this statement, the West Indies Trust (with respect to ATC and the Susan Trust) and ATC (with respect to the Susan Trust and West Indies Trust) may be deemed to share the indirect right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such Shares held by the respective Reporting Persons as described above.

The trustees of the Trusts described in paragraph (a) above may be deemed to share the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by such trusts, but each of the trustees of such trusts disclaim all such beneficial ownership. The directors of ATC may be deemed to share the indirect right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by ATC, the Susan Trust and the West Indies Trust, but each such director disclaims all such beneficial ownership.

Item 7.                      Materials to be filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description
A
Joint Filing Agreement, dated as of January 4, 2016, by and among Ernest Horejsi Trust No. 1B, Lola Brown Trust No. 1B, Susan L. Ciciora Trust, Stewart West Indies Trust, Mildred B. Horejsi Trust, Stewart R. Horejsi Trust No. 2, Ellen O. Cooper Trust No. 1, Susan L. Ciciora, Ellen O. Horejsi, Alaska Trust Company and Stewart R. Horejsi.

Schedule I

REPORTING PERSON:  ELLEN O. COOPER TRUST NO. 1

Name	Affiliation with Reporting Person	Principal Business / Principal Occupation or Employment	Address of Principal Office / Residence or Business Address	State of Organization / Citizenship
Ellen O. Horejsi (1)(2)	Trustee	None	c/o Fund Administrative Services, LLC, 2121 E. Crawford Place, Salina, KS 67401	United States

N. Royce Nelson	Trustee	Attorney	c/o Hampton & Royce, L.C. 119 West Iron Avenue, 9th & 10th Floors, Salina, KS 67402-1247	United States

(1) The trustees of the EOC Trust are Ellen O. Horejsi (formerly Ellen O. Cooper) and N. Royce Nelson.  Such trustees may be deemed to control the EOC Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the EOC Trust.  However, none of the trustees, acting alone, can vote or exercise dispositive authority over Shares held by the EOC Trust.  Accordingly, the trustees disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the EOC Trust.

(2) Ms. Horejsi is the spouse of Stewart R. Horejsi.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           January 4, 2016

/s/ Douglas J. Blattmachr
Douglas J. Blattmachr, President of Alaska Trust Company, trustee of the Ernest Horejsi Trust No. 1B, Lola Brown Trust No. 1B, Susan L. Ciciora Trust, Stewart West Indies Trust, Mildred B. Horejsi Trust and Stewart R. Horejsi Trust No. 2

/s/ Douglas J. Blattmachr
Douglas J. Blattmachr, President of Alaska Trust Company

/s/ Susan L. Ciciora
Susan L. Ciciora

/s/ Ellen O. Horejsi
Ellen O. Horejsi, trustee of the Ellen O. Cooper Trust

/s/ Ellen O. Horejsi
Ellen O. Horejsi

/s/ Stewart R.  Horejsi
Stewart R. Horejsi